November 15, 2005

Via facsimile to ((202) 318-6224) and U.S. Mail

Robert B. Murphy, Esq.
Pepper Hamilton LLP
600 Fourteenth Street, NW
Washington, DC  20005

Re:	Marlton Technologies, Inc.
      Revised Preliminary Schedule 14A
      Filed November 10, 2005
      File No. 000-16450

      Amended Schedule 13E-3
      Filed November 15, 2005
      File No. 005-59249

Dear Mr. Murphy:

      We have reviewed the above filings for compliance with Rule 13e-3 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.
Preliminary Schedule 14A

Special Factors

Alternatives to the reverse stock split, page 12
1. We note your response to comment 3.    Please disclose the
substance of your response to comment 21 in our October 19 letter in this section of your proxy statement.

Comparable mergers and acquisition analysis, page 23
2. We note your response to comment 11. As previously requested, please revise your disclosure to explain the basis for your selection of twelve comparable companies in the first table in this section. For example, are these twelve companies in a similar business as you?
Do they operate in the same geographical region as you?

Exhibit E
3. It appears that in responding to comment 19, you deleted all pro forma financial information. Please reinsert it into your proxy statement.
4. We note that you intend to deliver the financial information required by Schedule 13E-3 and Schedule 14A as exhibits to your proxy statement. Please confirm that you are going to file the financial statements included as exhibits as part of your Schedule 14A filing.
Alternatively, please revise your disclosure to expressly incorporate the financial information from other filed documents, if you are eligible to do so.

*       *       *       *
      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.
      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
      In connection with responding to our comments, please provide, in writing, a statement from the company (and any additional filing persons you add on the Schedule 13E-3 in response to our comments above) acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.
      Please direct any questions to me at (202) 551-3619 or, in my absence, to Pam Carmody, Special Counsel, at (202) 551-3265. You may also contact us via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

					Sincerely,



					Daniel F. Duchovny
					Attorney-Advisor
					Office of Mergers & Acquisitions


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Robert B. Murphy, Esq.
Pepper Hamilton LLP
November 15, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE